

Logicum | Scientia | Humanitas

December 2016

Safe Harbor Statement

Certain statements in this presentation and associated oral statements are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. These forward-looking statements are based on our current expectations and beliefs and are subject to a number of risk factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such risks and uncertainties include the risk for the Company to complete its development work, the risks of FDA approval delay (or failure to approve) our drug candidate as well as the risks inherent in commercializing a new product (including technology risks, market risks, financial risks and implementation risks, and other risks and uncertainties affecting the Company), as well as other risks that have been disclosed by us in our SEC filings. We disclaim and are not necessarily under any obligation to revise any forward-looking statements, including, without limitation, financial estimates, whether as a result of new information, future events, or otherwise. None of the Phase I data, Expanded Access Program data or select case study data contained herein represent forward-looking statements, such data is not necessarily representative of future patient outcomes for SM-88 and should not be relied upon as predictive information for therapeutic, regulatory approval or other purposes.

Tyme Development Overview

- Tyme is developing cancer therapeutics that take advantage of cancer's differentiated metabolism

- SM-88, Tyme's lead candidate has shown compelling evidence as monotherapy across multiple cancer types

SM-88 Phase I Summary	
Population	30 end-stage metastatic patients that had failed or refused available treatments
Treatment	Monotherapy with SM-88 after 60-day wash-out of prior therapy

Results	• Overall Survival: Median of 26 months
	   ➢ 32% of patients alive after 3 years
	• Progression Free Survival: Median of 15 months
	   ➢ 2.8x longer PFS than penultimate PFS where data was available
	• 8/30 complete or partial responses

Safety	No drug related SAEs

SM-88 Development Plan

Ongoing and Planned Programs

- Expanded Access Program shows supportive results to Phase I trial

  - ➢ 57 patients have evaluable data

  - ➢ CR: 7/57, PR: 19/57, SD: 19/57 (79% total benefit)

  - ➢ No drug related SAEs

  - ➢ Conducted at over 10 institutions

- Overall, CR & PR shown in 13 different cancers

- Enrolling patients in open-label, monotherapy PIb/II prostate cancer trial (n=34)

- Prepared to begin enrollment on PII monotherapy trial in pancreatic cancer

- Intend to expand into additional cancer types as funding allows

- Ongoing IIT programs at Mount Sinai, Mayo Clinic, Medical College of Wisconsin, University of Rochester, AECOM

Participating Institutions











SM-88 has Demonstrated Effectiveness against the Most Common and Deadly Cancers

All patients had end-stage progressive metastatic disease at the time of SM-88 therapy initiation

Primary Disease	2016 US Data [1]			SM-88 ORR [2]	
	Estimated New Cases	Estimated Deaths	5-Year Survival	Complete Response	Partial Response
Breast Cancer	249k	41k	89%	✓ (2)	✓ (8)
Pancreatic Cancer	53k	42k	7%	✓ (1)	✓ (2)
Lung Cancer	224k	158k	17%		✓ (1)
Prostate Cancer	181k	26k	99%	✓ (2)	✓ (1)
Colon Cancer	95k	49k	65%		✓ (1)
Glioma	24k	16k	na		✓ (5)
Sarcoma	3k	1k	na	✓ (1)	✓ (2)
Ovarian Cancer	22k	14k	46%		✓ (3)
Bile Duct Cancer	39k	27k	na		✓ (1)
Thyroid Cancer	64k	2k	98%		✓ (1)
Hodgkin Lymphoma	9k	1k	88%	✓ (1)	
Non-Hodgkin Lymphoma	73k	20k	72%	✓ (1)	
Oropharyngeal Cancer	48k	10k	63%	✓ (1)	
OVERALL	**1,084k**	**407k**		**9**	**25**

1. *Source: American Cancer Society, Cancer Facts & Figures 2016.*
2. *Objective Response Rate ("ORR") based on imaging analysis using RECIST criteria. Includes both Phase I and EAP patients where data is available (n=87).*

SCIENTIFIC OVERVIEW

Understanding Cancer Metabolism

Cancer has a predisposition for inefficient anaerobic metabolism (glycolysis)

- Cancer is largely reliant on anaerobic metabolism, which can be ~10x less productive than normal aerobic metabolism
- Rapid cancer cell proliferation requires substantially more energy generation than normal cells
- Inefficient metabolism combined with high energy needs drives dramatically increased metabolite uptake

Tumor microenvironment maintains a delicate balance

- Glycolysis creates an environment with high free radicals
- High levels of dangerous free radicals (ROS) can damage DNA and lead to cell death due to oxidative stress

Cancer's mucin coating is essential to maintaining that balance

- Mucin both protects tumors from immune response and produces antioxidants to control ROS
- Immune cells often use oxidative stress as mechanism to destroy target cells
- Tyrosine is a critical component of mucin production

SM-88′s Metabolic Strategy

1   **Increase need for amino acids in metabolism (ketotic state)**
➢ Cancer cells are exponentially affected due to glycolytic metabolism

2   **Insert a corrupted amino acid used by the tumor for mucin production**
➢ Proprietary approach employs a drug that is utilized like tyrosine, but does not function properly

3   **Protection from mucin coating is impaired**
➢ Increased ability for immune system and ROS to disrupt tumor function

4   **Stimulate ROS production while sensitizing tumor to oxidative stress**
➢ Activate natural processes in the liver and mitochondria

5   **Cancer cell is susceptible to cell death from ROS oxidative stress**
➢ Normal cells remain stable since they continue regular metabolism (i.e. do not require tyrosine) and do not trigger an immune response

CLINICAL RESULTS

Phase I: Clinical Study of SM-88

Population

- Enrolled 30 patients between January and December 2012

- All patients had end-stage metastatic cancer
  - Expected survival 3-6 months
  - All had refused or failed all available treatments

- Patients had no therapy for 60 days prior to receiving SM-88

Summary Patient Overview	
Progressive disease	26/30
Recurrent disease	4/30
Prior surgery	53%
Prior radiation	33%
Prior systemic	70%
>3 regimens	6 pts
2 regimens	4 pts
1 regimen	11 pts

Treatment

- Monotherapy of SM-88 through evaluation period (up to 36 months)
  - A treatment cycle consisted of five daily doses a week for six weeks, as dispensed to treating physicians for bedside administration
  - Average treatment duration was 16.3 weeks

- Conducted at 3 institutions in New York area

Phase I: Best Overall Response

All Subjects (n = 30), Monotherapy with SM-88

Primary Disease	Number of Patients	Best Overall Response			Clinical Benefit	PD
		CR	PR	SD	CR+PR+SD	
Breast Cancer	14	2	4	5	78.6% (11)	3
Lung Cancer	5	0	1	4	100.0% (5)	0
Pancreatic Cancer	3	0	0	3	100.0% (3)	0
Prostate Cancer	2	0	0	2	100.0% (2)	0
Liver Cancer	1	0	0	1	100.0% (1)	0
Thyroid Cancer	1	0	1	0	100.0% (1)	0
Biliary Cancer	1	0	0	1	100.0% (1)	0
Colon Cancer	1	0	0	1	100.0% (1)	0
Tongue Cancer	1	0	0	1	100.0% (1)	0
Appendix Cancer	1	0	0	1	100.0% (1)	0
OVERALL	30	2	6	19	90.0% (27)	10.0% (3)

Phase I: Progression Free Survival

All Subjects (n = 30), Monotherapy with SM-88



50% SM-88 PFS: 14.7 months

P<0.05

Phase I: Progression Free Survival

Subgroup Analysis Where Penultimate PFS Available (n = 19)



Median Penultimate PFS: 4 months

Median SM-88 PFS: 11 months

Months

- 2.8x longer PFS on SM-88 than last therapy prior to SM-88

- Statistically significant p-value of <0.05

▶ (green)	Study Ended Without Disease Progression	11 / 19
■ (light blue)	Death Without Disease Progression	5 / 19
■ (dark blue)	Disease Progression	3 / 19
■ (red)	Penultimate PFS before SM-88	

Phase I: Overall Survival

All Subjects (n = 30), Monotherapy with SM-88



32% survival at 36 months

50% SM-88 OS: 25.7 months

Phase I: Safety Profile – 30 Patients

> No drug-related SAEs reported and no patients discontinued treatment due to an AE

Median SM-88 exposure: 16.3 weeks, (range: 6-61 weeks)

Drug-related Adverse Events Reported in SM-88, Cycle 1	
Adverse Events	**Number of Treated Subjects (n = 30)**
Hyperpigmentation	8
Fatigue	15
Lethargy	1
Pain	4
Paresthesia	1
Pigmentation change	2
Pruritus	1
Subsequent Cycles	
Hyperpigmentation	30 (100%)
Fatigue	17 (56.7%)
Energy increased	2 (6.7%)
Pain	2 (6.7%)
Back pain	1 (3.3%)
Breast pain	1 (3.3%)
Burning sensation breast	1 (3.3%)
Pruritus	1 (3.3%)

CURRENT CLINICAL PROGRAMS

TYME
INC

Summary of Clinical Programs

- A Phase Ib/II trial for monotherapy in prostate cancer was initiated and is currently enrolling patients
  - Open label trial with regular patient analysis

- Tyme plans to begin enrolling a Phase II pancreatic cancer trial shortly

- Multiple Investigator Initiated Trials are underway with leading academic hospitals

- The company intends to pursue additional trials across multiple cancer types and stages



Clinical Timeline



	Q4'16	Q1'17	Q2'17	Q3'17	Q4'17	Q1'18
Prostate	Enrollment of Phase Ib/II trial		Data from initial patients	Expected six-month PFS and overall survival data		
Pancreatic		Enrollment of Phase II trial			Expected six-month PFS and overall survival data	
Lung / Glioma / Breast				Initiation of Phase II trial		

MANAGEMENT AND ADVISOR BIOGRAPHIES

Senior Management

Steve Hoffman – Chief Executive Officer, Chief Science Officer, President and COB
Steve has over 25 years of experience holding a variety of senior management positions with companies in the medical, chemistry, aerospace and laser optics fields. His research has led to collaborations and ventures with Stryker, Ventracor, DePuy, Becton Dickinson, GE, GE Aerospace, VAATE program with the US government for design of the Joint Strike Fighter to name a few. Steve has been granted patents in the fields of chemistry, biochemistry, mechanical engineering, physics and electro-optics and lasers. He attended New York University and Rutgers University with a concentration in mechanical engineering and physics from 1980 to 1984 and continued his studies directly with the chairman of the physics department at the University of Michigan specializing in physics and electro-optics.

Michael Demurjian – Chief Operating Officer and Executive Vice President and Member of the BOD
Michael has over 20 years of senior management experience in the technology, science finance and marketing industries. He successfully led teams in the M&A in multiple industries, signed joint ventures with, Black & Decker Corporation, DePuy, Osteonics, Ventracor, Kennametal, VAATE program (Joint Strike Fighter US military), GE Aerospace joint development team to name a few. Michael has successfully built and sold or taken public a number of companies. He attended the NYU Stern School of Business.

Giuseppe Del Priore – MD, MPH, Chief Medical Officer
Dr. Del Priore was previously National Director of Gynecologic Oncology at Cancer Treatment Centers of America. He has also been an endowed and tenured Professor and Director of Gynecologic Oncology at the Indiana University School of Medicine and served as Director of Gynecologic Oncology at New York Downtown Hospital, Montefiore Medical Center, and Bellevue Hospital, as well as Assistant Director of Gynecologic Oncology at New York University School of Medicine. He has introduced multiple innovations as featured in the NY Times, CNN, WSJ, and more.

Robert Dickey IV – VP Finance and Chief Financial Officer
He has 20 years of management experience at life sciences companies, including positions as a CFO, COO and CEO and board member, following a career as an investment banker.

Scientific and Medical Advisory Board

Suresh Chari, MD (Mayo Clinic) – Dr. Chari is a Professor of Medicine with the Mayo Clinic College of Medicine. He is also a consultant in the Division of Gastroenterology. He is Head of the Pancreas Interest Group in the Division of Gastroenterology and Hepatology.

Dr. Mario Eisenberger (Johns Hopkins) – Dr. Eisenberger is a professor of urology and oncology at the Johns Hopkins School of Medicine. He previously served as senior investigator for the Cancer Therapy Evaluation Program of the National Cancer Institute and Chief of Oncology at the Baltimore Veteran's Administration Hospital. Additionally, he has held faculty appointments in oncology and urology at the University of Miami and the University of Maryland. He is a member of the American Association of Cancer Research, the National Prostate Cancer Education Council and the American Society of Clinical Oncology.

Dr. W. Kevin Kelly (Thomas Jefferson) – Dr. Kelly is known nationally for his research on urological malignancies and his expertise in drug design and development. Dr. Kelly joined Thomas Jefferson University in 2010 as director of the Division of Solid Tumor Oncology in the Department of Medical Oncology and associate director of translational research at the Kimmel Cancer Center. Previously, Dr. Kelly directed the solid tumor clinical investigative program at Yale University's School of Medicine, where he also co-directed prostate and urological oncology. Earlier, he spent 15 years on the faculty at Memorial-Sloan Kettering Cancer Center.

Dr. Daniel Petrylak (Yale Cancer Center) – Dr. Petrylak is Professor of Medicine and Urology at Yale School of Medicine and is a pioneer in the research and development of new drugs and treatments to fight prostate, bladder, kidney and testicular cancer. Dr. Petrylak received his MD from Case Western Reserve University School of Medicine and joined the Yale faculty in 2012. He is also the co-director of the Signal Transduction Research Program at Yale Cancer Center.

Outside Directors

Gerald Sokol MD, MSc, FCP – Director
Dr. Sokol has been Chief of Radiation Oncology at the University of South Florida's Tampa General Hospital and has served on the review staff of the FDA for over 27 years as a senior regulatory scientist and officer.

Tommy G. Thompson – Director
Governor Thompson is the Chairman and CEO of Thompson Holdings, former United States Health and Human Services (HHS) Secretary and four-term Governor of Wisconsin.

Timothy C. Tyson – Director
Mr. Tyson has over 30 years of corporate experience in the pharmaceutical industry. He is President of Alkaloida Chemical Company, a manufacturer of pharmaceuticals. He has also served as Interim CEO of Caldera Pharmaceuticals, Inc., Interim CEO and Executive Chairman of Aptuit and at Laurus Labs Private Limite and President of ICN Hungary Co., Ltd.



Overview

- Tyme is developing novel cancer therapeutics that take advantage of cancer's differentiated metabolism

- Our lead candidate, SM-88, is designed to break down cancer's cellular defense while simultaneously increasing oxidative stress, a process that can lead to cell death

- SM-88 has been tested in 87 patients through Phase I and an Expanded Access Program
  - 90% of PI patients (n = 30) and 79% of EAP patients (n = 57) experienced clinical benefit (CR, PR, SD)
  - Complete or partial responses were seen in 13 different cancer types
  - Tested primarily as monotherapy
  - No serious adverse events were attributed to drug in any patient

- Phase Ib/II trials enrolling in prostate cancer with intention to expand to pancreatic cancer shortly

- Participating institutions include Mayo Clinic, Mount Sinai, University of Kansas, Medical College of Wisconsin and Albert Einstein College of Medicine (AECOM)

APPENDIX

Toxicology Studies



- 7 day escalating dose and 28 day repeat dosing in rats and dogs using the tyrosine agent of SM-88. Administration daily or 3 times per week over a 4-week period at dose levels of 25, 75 and 150mg/kg

- All animals demonstrated consistent pancreas volume decrease, decreased overall pancreas cell volume, and reduced concentration of zymogenous vacuoles. Changes were completely reversible upon the discontinuation of the SM-88 agent

- No deaths, change in body weight, effect on ECGs or organ weights that could be attributed to doses up to 150 mg/kg

- The difference in plasma concentrations between day 1 and 27, showed that systemic exposure to the SM-88 agent was dose-dependent, and slightly less than dose-proportional

Expanded Access Program

- 57 individual case studies were also performed with the approval of the Institutional Review Board at New York Presbyterian Lower Manhattan

Primary Disease	Number of Patients	Best Overall Response			Clinical Benefit	PD
		CR	PR	SD	CR+PR+SD	
Breast Cancer	11	0	4	3	63.6% (7)	4
Pancreatic Cancer	10	1	2	5	80.0% (8)	2
Glioma	5	0	5	0	100.0% (5)	0
Bile Duct Cancer	4	0	1	1	50.0% (2)	2
Prostate Cancer	4	2	1	1	100.0% (4)	0
Ovarian Cancer	4	0	3	1	100.0% (4)	0
Colon Cancer	4	0	1	1	50.0% (2)	2
Sarcoma	4	1	2	1	100.0% (4)	0
Lung Cancer	3	0	0	2	66.7% (2)	1
Other*	8	3	0	4	87.5% (7)	1
OVERALL	57	7	19	19	78.9% (45)	21.1% (12)

* Hodgkin's Lymphoma (Complete Response), Non-Hodgkin Lymphoma (Complete Response), Oropharyngeal Cancer (Complete Response), Thyroid Cancer, Urothelial Cancer, Neuroblastoma, Renal Cancer and Germ Cell Tumor.

Best Overall Response: All Subjects

(30 Phase I and 57 Expanded Access Patients)

Primary Disease	Number of Patients	Best Overall Response			Clinical Benefit	PD
		CR	PR	SD	CR+PR+SD	
Breast Cancer	25	2	8	8	72.3% (18)	7
Pancreatic Cancer	13	1	2	8	84.6% (11)	2
Lung Cancer	8	0	1	6	87.5% (7)	1
Prostate Cancer	6	2	1	3	100.0% (6)	0
Colon Cancer	5	0	1	2	60.0% (3)	2
Glioma	5	0	5	0	100.0% (5)	0
Sarcoma	4	1	2	1	100.0% (4)	0
Ovarian Cancer	4	0	3	1	100.0% (4)	0
Bile Duct Cancer	4	0	1	1	50.0% (2)	2
Other*	13	3	1	8	90.1% (10)	1
OVERALL	87	9	25	38	82.8% (72)	17.2% (15)

* Hodgkin's Lymphoma (Complete Response), Non-Hodgkin Lymphoma (Complete Response), Oropharyngeal Cancer (Complete Response), Thyroid Cancer, Urothelial Cancer, Neuroblastoma, Renal Cancer, Germ Cell Tumor, Liver Cancer, Biliary Cancer, Tongue Cancer and Appendix Cancer.

Phase I: Pain and PS Scores (30 Patients)

- A measureable improvement in self-reported pain with 8 subjects reporting no pain one treatment cycle (6 weeks)
- 13 patients became asymptomatic after one treatment cycle

Pain Scores* Following 1 Cycle of SM-88 (n = 30)		
	Number of Subjects	
Score	Start	End
0	4	12
1	6	7
2	3	7
3	5	2
4	3	1
5	2	0
6	3	1
7	3	0
8	0	0
9	0	0
10	1	0

* National Institutes of Health, Warren Grant Magnuson Clinical Center pain score: 0 (none), 1-3 (mild) , 4-6 (moderate), 7-10 (severe).

ECOG PS Status* Following 1 Cycle of SM-88 (n = 30)		
	Number of Subjects	
Score	Start	End
0	1	14
1	15	14
2	10	2
3	3	0
4	1	0
5	0	0

* Eastern Cooperative Oncology Group Performance Score score: 0 (asymptomatic), 1-3 (symptomatic) , 4 (bedbound), 5 (death).

Collaborations & Investigator Initiated Trials

Pancreatic Collaborations	**Mayo Clinic** **(Fernandez-Zapico, PhD)** ➤ "Optimal Doublet Dose and Sequence of SM-88 with Gemcitabine and/or nab-Paclitaxel" ➤ Preclinical animal model using PDX and GeMM **Medical College of Wisconsin** **(D Evans, MD, Chair Surgery)** ➤ "Window Trial of pre-op SM-88 in Pancreas Patients Undergoing Definitive Surgery" **AECOM (Jennifer Chuy, MD)** ➤ "SM-88 Doublets in Advanced Pancreas Cancer"
Prostate IIT	**Mount Sinai (William Oh, MD)** ➤ PII Study of patients with elevated PSA and recurrent cancer

Steve Hoffman
steve.hoffman@tymeinc.com

Michael Demurjian
michael.demurjian@tymeinc.com

Robert Dickey IV
robert.dickey@tymeinc.com

Giuseppe Del Priore, MD, MPH
giuseppe.delpriore@tymeinc.com

OTC Market (OTCQB): TYMI

Tyme, Inc.
44 Wall Street – 12th Floor
New York, New York 10005

www.tymeinc.com

